Filed Pursuant to Rule 424(b)(3)
Registration No. 333-187470

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.
SUPPLEMENT NO. 1 DATED MAY 8, 2015
TO THE PROSPECTUS DATED APRIL 30, 2015
This document supplements, and should be read in conjunction with, the prospectus of Cole Office & Industrial REIT (CCIT II), Inc. dated April 30, 2015. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Office & Industrial REIT (CCIT II), Inc.;
(2)	recent real property investments; and
(3)	updates to the prior performance summary.
OPERATING INFORMATION
Status of Our Public Offering
The registration statement for our initial public offering of 300,000,000 shares of common stock was declared effective by the U.S. Securities and Exchange Commission on September 17, 2013. Of these shares, we are offering 250,000,000 shares in our primary offering and up to 50,000,000 shares pursuant to our distribution reinvestment plan, subject to our ability to reallocate shares between our primary offering and our distribution reinvestment plan. During the month of April 2015, we accepted investors’ subscriptions for, and issued, a total of approximately 1.3 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $13.2 million, consisting of approximately 1.2 million shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $12.4 million, and approximately 83,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $784,000. As of April 30, 2015, we had accepted investors’ subscriptions for, and issued, a total of approximately 28.0 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $277.9 million (including shares issued pursuant to our distribution reinvestment plan). As of April 30, 2015, approximately 272.0 million shares of our common stock remained available for sale in the offering for approximately $2.7 billion.
We will offer shares of our common stock pursuant to the offering until September 17, 2015, unless our board of directors terminates the offering at an earlier date or all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by September 17, 2015, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
PROSPECTUS UPDATES
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 12 of the prospectus and the section of our prospectus captioned “Investment Objectives and Policies — Real Property Investments” beginning on page 113 of the prospectus:
As of April 30, 2015, we, through separate wholly-owned limited liability companies and limited partnerships of ours and our operating partnership, owned 23 properties, located in 15 states, consisting of approximately 7.2 million gross rentable square feet of corporate office and industrial space. We did not acquire any properties between April 1, 2015 and April 30, 2015.

Prior Performance Summary

The following information supersedes and replaces the first paragraph of the section of our prospectus captioned “Prior Performance Summary — Adverse Business and Other Developments — Distributions and Redemptions — Cole Office & Industrial REIT (CCIT II), Inc. (CCIT II)” on page 133 of the prospectus.

CCIT II’s board of directors began authorizing distributions in January 2014, after the company commenced business operations. CCIT II paid a 6.00% annualized distribution rate based on a purchase price of $10.00 per share for the period commencing on January 14, 2014 and ending on March 31, 2014 and has paid and will pay a 6.30% annualized distribution rate based on a purchase price of $10.00 per share for the period commencing on April 1, 2014 through June 30, 2015. As of December 31, 2014, CCIT II had paid approximately $5.1 million in cumulative distributions since inception. The distributions were fully funded by offering proceeds of approximately $5.1 million. As of December 31, 2014, CCIT II had expensed approximately $14.7 million in cumulative real estate acquisition expenses, which reduced operating cash flows. CCIT II treats its real estate acquisition expenses as funded by offering proceeds. Therefore, for consistency, real estate acquisition expenses are treated in the same manner in describing the sources of distributions, to the extent that distributions paid exceed net cash provided by operating activities.

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